Exhibit 99.1

        FINANCIAL FEDERAL CORPORATION REPORTS 9% INCREASE IN
                         FIRST QUARTER EPS


   *  Diluted EPS - $0.50 (9% increase)
   *  Net Income - $12.7 million (3% increase)
   *  Loss Ratio - 0.07% (annualized)


NEW YORK, NY: December 4, 2007 - Financial Federal Corporation (NYSE: FIF) today announced results for its first quarter ended October 31, 2007. Net income for the quarter increased 3% to $12.7 million from $12.2 million in the first quarter of fiscal 2007. Diluted earnings per share increased by 9% to $0.50 from $0.46. Finance receivables originated during the quarter were $259 million compared to $320 million in the first quarter of fiscal 2007. Finance receivables outstanding remained at $2.13 billion at October 31, 2007 from July 31, 2007.

Paul R. Sinsheimer, CEO, commented: "Our near term outlook is cautious as the economy appears to be slowing and the capital markets continue to be volatile. Notwithstanding these conditions, the Company's first quarter was outstanding with 9% earnings per share growth and strong asset quality. Our proven business model has produced consistent superior results in various economic environments and I expect this to continue."

Steven F. Groth, CFO, remarked: "We used our committed unsecured bank credit facilities during the quarter in response to the crisis in the credit markets and to reduce our interest costs by repaying commercial paper and asset securitization borrowings. We also repurchased 423,000 shares for $12.0 million during the quarter.
In addition to a low debt to equity ratio of 4.3:1, we have over $180 million of unused credit facilities."


Asset Quality
Asset quality measures continued at favorable levels in the first quarter of fiscal 2008:
  * Net charge-offs were $372,000 or 0.07% of average finance receivables (annualized) compared to net charge-offs of $123,000 or 0.02% in the fourth quarter of fiscal 2007, and net charge-offs of $53,000 or 0.01% in the first quarter of fiscal 2007.
  * Non-performing assets were 1.32% of finance receivables at October 31, 2007 compared to 0.99% at July 31, 2007 and 0.74% at October 31, 2006.
  * Delinquent receivables (60 days or more past due) were 0.73% of total receivables at October 31, 2007 compared to 0.46% at July 31, 2007 and 0.34% at October 31, 2006.

Other Financial Highlights
  * Net interest margin increased to 5.15% in the first quarter from 5.11% in the first quarter of fiscal 2007 because the net yield on finance receivables increased to 9.28% from 9.21% and our cost of debt decreased to 5.33% from 5.37%.
  * The provision for credit losses was $0.4 million in the first quarter compared to no provision recorded in the first quarter of fiscal 2007 because we increased the allowance for credit losses.
  * Salaries and other expenses increased to $6.5 million in the first quarter from $6.1 million in the first quarter of fiscal 2007 mostly because of salary increases. The efficiency ratios were 23.7% and 23.5% and the expense ratios were 1.22% and 1.20%.
  * Return on equity in the first quarter improved to 13.0% from 12.2% in the first quarter of fiscal 2007 because we repurchased $66.5 million of our common stock over the last three fiscal quarters.


Conference Call
The Company will host a conference call December 5, 2007 at 11:00 a.m. (ET) to discuss its first quarter results. The call can be listened to on the Company's website www.financialfederal.com
(click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2007. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve
(v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


         CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

===================================================================
Three months ended October 31,                   2007          2006
===================================================================
Finance income                                $49,596       $46,930
Interest expense                               22,081        20,892
-------------------------------------------------------------------
Net finance income before provision for
  credit losses on finance receivables         27,515        26,038
Provision for credit losses on finance
  receivables                                     400             -
-------------------------------------------------------------------
  Net finance income                           27,115        26,038
Salaries and other expenses                     6,509         6,109
-------------------------------------------------------------------
  Income before provision for income taxes     20,606        19,929
Provision for income taxes                      7,940         7,699
-------------------------------------------------------------------
     NET INCOME                               $12,666       $12,230
===================================================================
Earnings per common share:
     Diluted                                    $0.50         $0.46
     Basic                                      $0.51         $0.47
===================================================================
Number of shares:
     Diluted                                   25,429        26,754
     Basic                                     24,681        26,196
===================================================================


          CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                          (In thousands)

===================================================================
                             October 31,     July 31,   October 31,
                                    2007         2007          2006
===================================================================
ASSETS

Finance receivables           $2,125,172   $2,128,353    $2,045,650
Allowance for credit losses      (24,020)     (23,992)      (24,047)
-------------------------------------------------------------------
  Finance receivables - net    2,101,152    2,104,361     2,021,603
Cash                               7,821        5,861        12,641
Other assets                       8,978        9,852         8,871
-------------------------------------------------------------------
TOTAL ASSETS                  $2,117,951   $2,120,074    $2,043,115
===================================================================
LIABILITIES

Debt                          $1,658,700   $1,660,600    $1,552,128
Accrued interest, taxes and
  other liabilities               71,335       71,721        88,456
-------------------------------------------------------------------
    Total liabilities          1,730,035    1,732,321     1,640,584

STOCKHOLDERS' EQUITY             387,916      387,753       402,531
-------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY  $2,117,951   $2,120,074    $2,043,115
===================================================================